Ciba Specialty Chemicals

Half Year Report 2004

Ciba Specialty Chemicals posts higher sales and profits

•	Strong sales growth in Asia-Pacific and rebound in U.S.

•	Operating income, EBITDA and net income higher; EPS +8 percent

•	Acquisitions and “Managing for Growth” projects progressing well

•	Balance sheet remains strong; CHF 1.3 billion in cash on hand

•	Streamlined Group structure, with four strong segments

•	Outlook 2004 confirmed

Financial highlights (in millions of Swiss francs, except per share data)

First half to first half comparisons (unaudited)

			Change in %
				Local
Six months ended June 30,	2004	2003	CHF	curr. (a)
Net sales	3 405	3 379	+1	+1
Gross profit	1 114	1 084	+3
Operating income	330	327	+1	+2
Net income	201	193	+4
Earnings per share, basic and diluted	3.03	2.81	+8
EBITDA (b)	513	507	+1	+2
EBITDA margin (c)	15.1%	15.0%
Operating income margin (d)	9.7%	9.7%
Net cash provided by operating activities	122	244	–50
Free cash flow (e)	(121)	44
Net debt (f)	2 125	1 523	+40
Research and development expenditures	140	139	0

2nd quarter to 2nd quarter comparisons (unaudited)

			Change in %
				Local
Three months ended June 30,	2004	2003	CHF	curr. (a)
Net sales	1 734	1 701	+2	+2
Gross profit	559	539	+4
Operating income	160	158	+2	+6
Net income	99	85	+18
EBITDA (b)	252	248	+2	+4
EBITDA margin (c)	14.5%	14.6%
Operating income margin (d)	9.2%	9.2%

See notes to financial highlights on page 8 of this Half Year Report 2004.

See also condensed consolidated financial statements.

www.cibasc.com	Ciba Specialty Chemicals
Half Year Report 2004

Letter to Shareholders

Dear Shareholders,

Economic conditions during the first half of 2004 showed some encouraging signs that the long period of negative market activity in recent years may be coming to an end. After a slow start to the year, the Company’s sales started to show improvement, however the upswing was volatile in nature and concentrated in specific areas. Activity in Asia-Pacific and the Americas was clearly more positive. Certain areas, such as Region China, the United States and South America, led the way. In Europe, where 42 percent of our sales occur, local currency sales were lower due to weakness in the United Kingdom and a mixed performance in continental Europe. Sales in Eastern Europe, one of our key target regions, were higher.

     For the first half of 2004, in Swiss francs, the Company had higher results in sales, gross profit, operating income and EBITDA. Our net income was 4 percent higher and, due to the reduced number of outstanding shares as a result of our share buy-back program, our earnings per share were even higher, 8 percent above last year. In fact, during the first half, Ciba Specialty Chemicals returned to you, our valued shareholders, CHF 360 million through two separate programs. With the share capital reduction, all shareholders received CHF 3 per share, for a total of CHF 197 million. In addition, through the share buy-back program, another CHF 163 million in cash was paid out. In all, over the past 12 months, we have repurchased 4.2 percent of our total share capital from shareholders.

Details on our financial results

In Swiss francs, sales increased by 1 percent, to CHF 3.405 billion. They were 4 percent higher in Asia-Pacific and 1 percent higher in Europe. In the Americas, sales increased in local currencies by 3 percent on the combination of a significant rebound in the U.S. (+3 percent in local currencies) and good growth in South America. Due to the weakening of the U.S. dollar against the Swiss franc, sales in the Americas were 2 percent lower in Swiss francs. Net currency effects for the Group on a global basis were largely neutral, as a stronger euro, yen and British pound mostly offset the weaker dollar.

     Both our operating income and EBITDA were 1 percent higher than year-ago levels, with our EBITDA margin reaching 15.1 percent of sales. Raw material costs were essentially flat, we maintained our high investment in research and development and administrative expenses were 3 percent higher due to the addition of 134 personnel from our acquisition of the British company Pira and inflation-driven increases in social contributions and salaries. Overall, not including the Raisio Chemicals acquisition, we reduced personnel by another 1 percent compared to year-end figures, even as we added personnel in the strategic growth areas of Region China, Eastern Europe and the Middle East.

     Our successful efforts late last year to reduce net current operating assets resulted in a significant year-over-year improvement in inventories, receivables and payables. In relative terms, they were reduced from 30.4 percent of sales to 26.8 percent. Despite the traditional first half seasonal build up, both inventories and receivables were clearly lower than the first half of last year in both absolute and relative terms, confirming the lasting impact of our asset reduction efforts.

     Even with CHF 1 billion in cash payouts to shareholders and for acquisitions, net debt increased by only CHF 602 million, to CHF 2.125 billion, due to lower net current operating assets and lower total debt.

     Ciba Specialty Chemicals’ balance sheet remains strong, even after our cash payouts. We still have CHF 1.3 billion in cash on hand and a low-cost, long-term level of financing, with no sizeable repayments due in the next few years.

     Earnings per share increased 8 percent, to CHF 3.03 per share.

     Our free cash flow for the first half was CHF –121 million. Free cash flow is traditionally lower in the first half due, for example, to the distribution to shareholders and the seasonal rise in current operating assets.

Acquisitions and “Managing for Growth” paying off

Part of our “Managing for Growth” program involves the identification of acquisition targets that could strategically enhance our existing portfolio. With our purchase of Raisio Chemicals, of Finland, we have created one of the leading chemicals suppliers to the paper industry and, as well, are supporting growth in all of our businesses in the nordic countries and Russia from our stronger position there.

     The purchase of the service-oriented British company Pira was a smaller acquisition, but nevertheless strategic to our plans to grow our overall services offering. It is already contributing revenue to another “Managing for Growth” project, Ciba® Expert Services, which is off to an excellent start after being created at the beginning of the year.

     Also, our focus on strategic growth areas is paying off: sales in Region China were 17 percent higher in local currencies this year, compared to last year, and sales in many countries located in our new regional hubs in Eastern Europe and the Middle East showed increases over the previous year, albeit from a smaller base.

New group formed for strategic development, portfolio management

To continuously improve the Company’s portfolio, Ciba Specialty Chemicals will establish a small group to oversee both strategic development and portfolio management. This group will be under the leadership of Tim Schlange.

Ciba Specialty Chemicals	www.cibasc.com
Half Year Report 2004

Schlange, currently Head of the Home & Personal Care Segment, will become Ciba’s Chief Strategy Officer, reporting directly to the Chief Executive Officer, and will leave the Executive Committee.

Streamlined Group structure, with four strong segments

To further streamline the Group structure, Ciba Specialty Chemicals will integrate the Home & Personal Care Segment into two other existing segments, creating a Group with four strong segments. In recent years, Ciba has evaluated numerous potential acquisitions in the home and personal care market, however none met the Company’s strict criteria for strategic fit and return on investment. This left the segment with a lack of critical mass and the Board of Directors decided to save the cost of the segment support structure.

     At the same time, the segment’s businesses will be further developed within the Group. Specialty effects products have been growing at double-digit rates in recent years, albeit from a small base, while whiteners and hygiene effects continue to be leaders in their markets, although they have faced continuing market pressure. By transferring specialty effects products to Plastic Additives, and whiteners and hygiene effects to Water & Paper Treatment, the businesses can also benefit from existing technology and production synergies with the larger segments, while enhancing their future development prospects within Ciba Specialty Chemicals.

Outlook 2004 confirmed

After a slow start to the year, Ciba Specialty Chemicals saw a noticeable improvement in trading conditions in several regions. The improvement, however, was not uniform across the businesses or the regions and was dependent on local conditions. Based on the recent encouraging trends, however, Ciba remains cautiously optimistic about the future.

     For 2004, assuming that business conditions remain at least at the levels experienced during the first half of this year, that currency levels do not worsen and excluding the effects of acquisitions, the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to exceed last year’s levels. The Company expects free cash flow for the full year to be close to the lower end of its target range of between CHF 400 million and CHF 500 million. Should a more sustainable economic recovery begin to take shape during the second half of the year, including in Europe, the Company would expect a rapid and substantial improvement in net income and margins.

     Ciba Specialty Chemicals continues to be a very strong and viable player in the specialty chemicals industry and for our shareholders. On behalf of the Board of Directors and all of the employees of Ciba, I would like to thank you for your continued confidence in our Company.

With best regards,

Armin Meyer
Chairman of the Board and Chief Executive Officer
Ciba Specialty Chemicals

www.cibasc.com	Ciba Specialty Chemicals
Half Year Report 2004

Financial review

Overview

In the first half of 2004, Ciba Specialty Chemicals improved its sales and profitability as compared to the year-ago period, as more signs of a potential economic upturn were seen. In Swiss francs, Ciba had higher results in sales, gross profit, operating income and EBITDA, with net income increasing by 4 percent and earnings per share some 8 percent higher than the first half of 2003.

     Sales were slow at the start of the year, continuing the trend from the fourth quarter of last year. As the first half progressed, overall economic conditions improved, however the upswing was volatile and not uniform around the world.

     Sales were most improved in Asia-Pacific and in the Americas, driven by exceptionally strong growth in Region China, a noticeable improvement in the United States and good growth in South America. A further weakening of the U.S. dollar against the Swiss franc during the first half of the year, by 6 percent, somewhat muted the underlying upswing in the U.S.

     Ciba Specialty Chemicals saw the beginning of top-line contributions from its “Managing for Growth” program, including improved year-over-year sales in Eastern Europe and the Middle East, continued strong growth in Region China and a very good start in the newly created Ciba® Expert Services unit.

     The Company completed its purchase of Raisio Chemicals, creating a leading global supplier of paper chemicals. Integration planning is well advanced. In addition, Ciba Specialty Chemicals completed another strategically important purchase of the smaller, service-oriented British company Pira. The integration of that acquisition is nearly completed.

     Ciba Specialty Chemicals will establish a small group to continuously improve the Company’s portfolio. This group, which will oversee both strategic development and portfolio management, will be under the leadership of Tim Schlange. Schlange, currently Head of the Home & Personal Care Segment, will become Ciba’s Chief Strategy Officer, reporting directly to the Chief Executive Officer, and will leave the Executive Committee.

     To further streamline the Group structure, Ciba Specialty Chemicals will integrate the Home & Personal Care Segment into two other existing segments, creating a Group with four strong segments. This saves the cost of a support structure for a segment, which lacked critical mass and had limited opportunities for external growth. By transferring specialty effects products to Plastic Additives, and whiteners and hygiene effects to Water & Paper Treatment, the businesses can also benefit from existing technology and production synergies with the larger segments, while enhancing their future development prospects within Ciba.

     With the payment of the cash portion of the Raisio Chemicals purchase, as well as the payouts for the share capital reduction and the share buy-back program, the Company’s cash position decreased during the first six months of 2004.

     Net current operating assets were sharply lower than year-ago levels, reflecting the reduction at the end of 2003. Free cash flow was negative during the first six months of 2004. Free cash flow is traditionally weaker in the first half of the year due, for example, to the distribution to shareholders as well as the normal seasonal build-up in inventories and receivables.

Detailed half year results

Sales

Sales for the first half of 2004 totaled CHF 3.405 billion, 1 percent higher in both Swiss francs and local currencies, as improved economic conditions in several regions, compared to a year ago, were visible. Conditions improved at different paces among segments and regions, but resulted in an overall net gain. Between the first and second quarters of 2004, sales in Swiss francs rose by 4 percent, with a 10 percent quarter-to-quarter increase in Asia-Pacific and a 4 percent increase in the Americas. Net currency effects were largely neutral for the Group on a global basis. The U.S. dollar weakened by 6 percent against the Swiss franc during the first half of 2004, however this was largely mitigated by a strengthening of the British pound, euro and yen.

     Volume for the first half was 4 percent higher than a year ago, with a noticeable improvement in year-over-year volume in the second quarter (+5 percent), compared to the first quarter (+3 percent). In general, increased volume was noted in areas where an economic upturn occurred and/or that involved the Company’s more specialized product offerings. Prices, compared to a year ago, were 3 percent lower, with most of the pressure coming from both existing and new competitors in some of the Company’s semi-specialties businesses. Several businesses announced price increases towards the end of the first half.

     A substantial number of Ciba Specialty Chemicals’ businesses grew sales in both Swiss francs and local currencies during the first half of the year, compared to a year ago, due to new product introductions, improved product-mix or stronger volumes. Included in this category were: electronic materials, personal care specialty effects products, coatings, pigments for plastics, specialty polymer products, water treatment products, process and lubricant additives and masterbatches. Three other businesses nearly matched last year’s performance, in spite of sluggish market conditions

Ciba Specialty Chemicals	www.cibasc.com
Half Year Report 2004

and price competition: textile chemicals, paper and base polymer products. Substantially difficult market conditions and/or negative pricing trends affected imaging, inks, textile dyes, hygiene effects and whiteners products.

     Geographically, in the first half of 2004, Asia-Pacific grew by 4 percent in both Swiss francs and local currencies, with strong growth in Region China (+17 percent in local currencies) as well as in Japan (+6 percent), which is benefiting from increased exports to its Asian neighbor. In the Americas, sales in local currencies in the United States increased by 3 percent during the first half of 2004, with a pickup in growth particularly noticeable towards the latter part of the period. Coupled with the continuing strength in South America, sales in the Americas increased 3 percent in local currencies. Due to the continued weakening of the U.S. dollar, Swiss franc sales in the Americas were 2 percent lower. In Europe, sales were 3 percent lower in local currencies due to weak sales in the United Kingdom and a mixed result in continental Europe. Sales in Eastern Europe were stronger, and Germany was up slightly. With the strengthening of the euro, European sales in Swiss francs were 1 percent higher.

Gross profit

Gross profit for the first half of 2004 totaled CHF 1.114 billion, or 32.7 percent of sales (versus CHF 1.084 billion, or 32.1 percent of sales, last year).

     The gross profit improvement seen in the first half resulted from a combination of higher sales, slightly lower production costs, a reduction in production personnel and improved capacity utilization rates of around 80 percent for the Company overall.

     Across the Group, raw material costs remained flat for the first half, as declining raw material prices in other segments offset increases seen in the second quarter in Plastic Additves and Water & Paper Treatment. To meet volatile order patterns, the Company incurred slightly higher freight costs. Overall, the gross profit margin was lower in the second quarter than in the first, a pattern similar to the respective quarters from a year ago.

Operating income

Selling, general and administrative expenses totaled CHF 625 million, 3 percent higher than 2003. Key reasons for the increase were costs for 134 new personnel stemming from the acquisition of the British company Pira and inflation-driven increases in social contributions and salaries around the world. Overall, not including the Raisio Chemicals acquisition, personnel levels were 1 percent lower compared to the year-end, even as the Company added personnel in the strategic growth areas of Region China, Eastern Europe and the Middle East.

     Spending on research and development, at CHF 140 million, matched last year’s high level.

     Both operating income and EBITDA increased by 1 percent in Swiss francs compared to the first half of 2003. Operating income totaled CHF 330 million, or 9.7 percent of sales (2003: CHF 327 million, 9.7 percent). EBITDA increased to CHF 513 million, or 15.1 percent of sales (2003: CHF 507 million, 15.0 percent). Following the pattern of gross profit, margins for both operating income and EBITDA decreased between the first and second quarters.

Financial expenses

Net financial expenses for the first half of 2004 developed in line with expectations, totaling CHF 71 million, CHF 12 million higher than a year ago. Net interest expense accounted for CHF 9 million of the difference. This stems primarily from changes in the Company’s financing mix as well as significant cash payouts.

     The change in financing mix began in the middle of 2003, after the Company issued its EUR 500 million long-term financing bond (at 4.875 percent), and, at the same time, retired its USD 687 million low coupon convertible bond, leading to a net increase in financial expenses. The significant cash payments in the first half of 2004 included the cash portion of the Raisio Chemicals acquisition, the share capital reduction and the share buy-back program.

     Exchange losses, net of hedging gains, and other financial expenses were CHF 3 million higher than last year. There was a CHF 15 million favorable impact on expense for taxes, as the settlement of certain outstanding tax matters during the second quarter of 2004 led to the release of previously established provisions.

Net income

Net income for the first half of 2004 was 4 percent higher in Swiss francs than last year, totaling CHF 201 million (5.9 percent of sales), compared to last year’s first half result of CHF 193 million (5.7 percent).

     Earnings per share rose even more, increasing by 8 percent over the first half of 2003, to CHF 3.03, supported by the reduced number of outstanding shares due to the share buy-back program.

Balance sheet

Net current operating assets (inventories, receivables and payables) were significantly lower than during the first half of last year, falling from 30.4 percent of sales at the end of the first half of 2003, to 26.8 percent this year. They increased throughout the first half due to the traditional seasonal pickup in demand, with receivables particularly higher in June following sharply higher sales for which payments have not yet been received. These swings represent a

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Half Year Report 2004

Financial review

normal pattern of business, but both the absolute and relative amounts were lower than in previous years, confirming that the focus on reducing net current operating assets at the end of 2003 has provided a lasting positive effect.

     Net debt increased from CHF 1.049 billion at the end of 2003 to CHF 2.125 billion, due to the cost of the cash portion of the Raisio Chemicals acquisition (CHF 655 million), the share capital reduction (CHF 197 million) and the share buy-back program (CHF 163 million). Debt levels were steady. Compared to the same period in 2003, however, net debt was only CHF 602 million higher due to lower net current operating assets and lower total debt. The Company still has CHF 1.3 billion in cash on hand.

     The cash payment for Raisio Chemicals, which was acquired June 2, 2004, is reflected in the half year accounts under “Financial investments”, as closing in some countries was delayed into the latter part of June and early July. The business will be fully consolidated in the third quarter of 2004.

     Ciba Specialty Chemicals’ share buy-back program, which began in the second half of 2003 and continued through the first half of 2004, has resulted in the repurchase of 3.065 million shares (or 4.2 percent of the total share capital) on the second trading line, with 1.762 million shares having been purchased after February 3, 2004. The program will end on August 26, 2004.

Cash flow

Between the first half of 2003 and the first half of 2004, the Company’s total cash position decreased by CHF 1.4 billion.

     Cash from operating activities totaled CHF 122 million, 50 percent lower than last year’s level, due in large part to changes in other operating assets and liabilities. Certain very short-term payments, such as value-added tax or interest payments, tend to fluctuate between individual months of the year, leading to swings that are difficult to forecast during the year.

     Cash used for investing activities (CHF 796 million) was substantially higher than last year’s level (CHF 134 million), due primarily to the acquisitions of Raisio Chemicals and the smaller service-oriented Pira group as well as an increase in capital expenditures, from CHF 88 million to CHF 110 million. Despite the increase in CAPEX, its ratio to depreciation remains low, at 66.3 percent.

     Cash spent on financing activities (CHF 382 million) represented a swing of CHF 665 million compared to last year, primarily due to last year’s one-time infusion of long term debt proceeds from the Euro bond issue as well as the share buy-back program. The traditional first half payout to shareholders also occurred in the form, once again this year, of a share capital reduction.

     Free cash flow for the first half of 2004 was CHF –121 million. The Company traditionally in the first half of the year has a weaker free cash flow, when, for example, the distribution to shareholders is paid out and the normal seasonal build-up of receivables and inventories occurs. In addition to these items, the swing in the operating cash flow line discussed above impacted the results.

Segment results

Sales

For most of the businesses, sales during the first half of 2004 showed a noticeable improvement compared to the very sluggish conditions in the second half of last year. Particular strength was noted in Region China across all businesses. A clear exception, in many businesses, was in Europe, where the economy has not yet picked up to the similar levels seen, for example, in the NAFTA Region. On a year-over-year basis, Plastics Additives, Coating Effects and Water & Paper Treatment increased sales during the first half of 2004 in both Swiss francs and local currencies.

     Sales in Plastic Additives (+3 percent in both Swiss francs and local currencies) grew on new product introductions, higher volumes and an improved product-mix in its specialty product lines. Ciba® Expert Services, a part of Plastic Additives, is off to a very good start.

     Coating Effects (+4 percent and +4 percent, respectively) delivered sales increases in both Swiss francs and local currencies in coatings, pigments for plastics and electronic materials. Substantial volume gains in several businesses more than offset price reductions, while new product introductions met with successful market acceptance. Conditions began to improve in the imaging and inks markets toward the end of the first half.

     In the Water & Paper Treatment Segment (+2 percent in Swiss francs; +1 percent in local currencies), sales were clearly higher for water treatment products, while more favorable paper market conditions towards the end of the first half led to a recovery of paper chemicals sales, which nearly matched last year’s amounts. New joint customer approaches are already being pursued through the recent acquisition of the complementary paper chemicals lines from Raisio Chemicals.

     Continued market weakness impacted Textile Effects (–5 percent in Swiss francs; –4 percent in local currencies), as volumes and prices were lower during the first half, however sales showed an 8 percent improvement between the first and second quarters. Despite the depressed overall textiles market, sales of textile chemical products nearly matched last year’s levels while substantial market weakness and the continuing shift of production to Asia is still negatively affecting textile dyes.

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Half Year Report 2004

     In Home & Personal Care (–7 percent in Swiss francs; –5 percent in local currencies), there was substantial volume growth and steady prices for its specialty effects business, leading to a double-digit Swiss franc increase. For hygiene effects and whiteners, continuing severe competitive pricing pressure resulted in reduced sales.

Income

Profitability, as measured by EBITDA, rose for the Group overall, with varying results in the individual segments. Plastic Additives increased its EBITDA by 10 percent in Swiss francs compared to year-ago levels, due to higher sales and a tight control of expenses, resulting in a margin of 17.9 percent of sales (versus 16.7 percent last year). Coating Effects increased its EBITDA by 3 percent in Swiss francs, resulting in a margin of 22.4 percent of sales. Water & Paper Treatment’s EBITDA was 4 percent lower in Swiss francs (to 12.3 percent of sales), due to price reductions, higher raw material costs and additional expenses for insurance and pensions. Textile Effects maintained its EBITDA margin at 10.5 percent of sales, following a tight control of expenses. Home & Personal Care faced additional costs for new product registration fees in the U.S., while the hygiene effects and whiteners businesses continued to face severe competitive pressure. As a result, the segment’s EBITDA margin fell from 16.5 percent a year ago to 14.1 percent.

Integration of recent acquisitions on track

Ciba Specialty Chemicals closed its purchase of Raisio Chemicals of Finland in June of 2004. The acquisition creates a leading global chemicals supplier to the paper industry. It will also provide Ciba with a new operational hub in Finland, from which it can support all of its businesses in the nordic countries as well as Russia. A very fast integration process is well underway, with all management roles already assigned.

     The integration of the equally strategic, but much smaller Pira group is nearly completed. Pira is already contributing sales to the newly formed Ciba® Expert Services unit.

New group formed for strategic development, portfolio management

To continuously improve the Company’s portfolio, Ciba Specialty Chemicals will establish a small group to oversee both strategic development and portfolio management. This group will be under the leadership of Tim Schlange. Schlange, currently Head of the Home & Personal Care Segment, will become Ciba’s Chief Strategy Officer, reporting directly to the Chief Executive Officer, and will leave the Executive Committee.

Streamlined Group structure, with four strong segments

To further streamline the Group structure, Ciba Specialty Chemicals will integrate the Home & Personal Care Segment into two other existing segments, creating a Group with four strong segments. In recent years, Ciba Specialty Chemicals has evaluated numerous potential acquisitions in the home and personal care market, however none of them met the Company’s strict criteria for strategic fit and return on investment. This left the segment with a lack of critical mass and the Board of Directors decided to save the cost of the segment support structure.

     At the same time, the segment’s businesses will be further developed within the Group. Specialty effects products have been growing at double-digit rates in recent years, albeit from a small base, while whiteners and hygiene effects continue to be leaders in their markets, although they have faced continuing market pressure. By transferring specialty effects products to Plastic Additives, and whiteners and hygiene effects to Water & Paper Treatment, the businesses can also benefit from existing technology and production synergies with the larger segments, while enhancing their future development prospects within Ciba Specialty Chemicals.

Outlook 2004 confirmed

After a slow start to the year, Ciba Specialty Chemicals began to see an improvement in trading conditions in several regions. The improvement was not uniform across the businesses or the regions and was dependent on local conditions. Based on the recent encouraging trends, however, Ciba remains cautiously optimistic about the future.

     For 2004, assuming that business conditions remain at least at the levels experienced during the first half of this year, that currency levels do not worsen and excluding the effects of acquisitions, the Company expects sales in local currencies, the EBITDA margin and net income in Swiss francs to exceed last year’s levels. The Company expects free cash flow for the full year to be close to the lower end of its target range of between CHF 400 million and CHF 500 million. Should a more sustainable economic recovery begin to take shape during the second half of the year, including in Europe, the Company would expect a rapid and substantial improvement in net income and margins.

www.cibasc.com	Ciba Specialty Chemicals
Half Year Report 2004

Exchange rates of principal currencies to CHF (unaudited)

		Statement		Balance sheet
		of income		end of period
		average rates		rates
Six months ended June 30,		2004	2003	2004	2003
1 U.S. dollar	(USD)	1.27	1.35	1.25	1.34
1 British pound	(GBP)	2.30	2.18	2.29	2.23
1 Euro	(EUR)	1.55	1.49	1.52	1.54
100 Japanese yen	(JPY)	1.17	1.14	1.16	1.13

Three months ended June 30,
1 U.S. dollar	(USD)	1.28	1.34	1.25	1.34
1 British pound	(GBP)	2.31	2.16	2.29	2.23
1 Euro	(EUR)	1.54	1.51	1.52	1.54
100 Japanese yen	(JPY)	1.17	1.13	1.16	1.13

Free cash flow reconciliation (unaudited)
(in millions of Swiss francs)

The reconciliation of free cash flow to net cash provided by operating activities is as follows:

Six months ended June 30,	2004	2003
Free cash flow	(121)	44
Net cash from investing activities before sale (acquisition) of businesses	112	63
Pro forma dividend of CHF 2 per share	131	137

Net cash provided by operating activities	122	244

Components of net debt (unaudited)
(in millions of Swiss francs)

June 30,	2004	2003
Short-term debt	505	1 186
Long-term debt	2 940	3 091

Total debt	3 445	4 277
Less: cash and cash equivalents	(1 310)	(2 738)
Less: short-term investments	(10)	(16)

Net debt	2 125	1 523

Notes to financial highlights

(a)	Amounts “in local currencies” or “currency adjusted” are determined by adjusting current period amounts reported in Swiss francs, which is the Company’s reporting currency under U.S. GAAP (United States Generally Accepted Accounting Principles), using prior period exchange rates to remove the effects of fluctuations in foreign currency rates against the Swiss franc that occurred from the prior period to the current period. See also note (g).

(b)	EBITDA is reconciled to net income in the condensed consolidated financial statements. See also note (g).

(c)	EBITDA margin is EBITDA expressed as a percentage of net sales. See also note (g).

(d)	Operating income margin is operating income expressed as a percentage of net sales.

(e)	Free cash flow is cash flows from operating activities from continuing operations before restructuring payments, less net cash from investing activities before sale (acquisition) of businesses, net of cash, less a pro forma dividend of CHF 2 per share. See also note (g).

(f)	Net debt is the sum of short-term debt and long-term debt less cash and cash equivalents and short-term investments. See also note (g).

(g)	Amounts in local currencies, EBITDA, and EBITDA margin derived therefrom, free cash flow, and net debt are non-U.S. GAAP financial measures, the use of which is discussed in the Company’s Annual Report for the year ended December 31, 2003, as filed on Form 20-F with the U.S. Securities and Exchange Commission.

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Ciba Specialty Chemicals	www.cibasc.com
Half Year Report 2004

Forward-looking statements

Forward-looking statements and information contained in this Half Year Report are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.

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www.cibasc.com	Ciba Specialty Chemicals
Half Year Report 2004

Consolidated statements of income (unaudited)
(in millions of Swiss francs, except share and per share data)

Six months ended June 30,	Notes	2004	2003
Net sales		3 405	3 379
Cost of goods sold		2 291	2 295

Gross profit		1 114	1 084
Selling, general and administrative		625	605
Research and development		140	139
Amortization of other intangible assets	4	17	16
Loss (income) from earnings of equity affiliates		2	(3)

Operating income		330	327
Interest expense		(70)	(66)
Interest income		13	18
Other financial expense, net		(14)	(11)

Income from continuing operations, before income taxes and minority interest		259	268
Provision for income taxes		55	72

Income from continuing operations, before minority interest		204	196
Minority interest		3	3

Net income		201	193

Earnings per share, basic and diluted	7	3.03	2.81
Weighted average shares outstanding
Basic	7	66 327 883	68 638 487
Diluted	7	66 327 883	72 099 886

See notes to condensed consolidated financial statements

10

Ciba Specialty Chemicals	www.cibasc.com
Half Year Report 2004

Consolidated balance sheets
(in millions of Swiss francs, except share and per share data)

		(unaudited)
		June 30,	December 31,
	Notes	2004	2003
Assets
Current assets
Cash and cash equivalents		1 310	2 386
Short-term investments		10	11
Accounts receivable, net		1 050	940
Inventories	3	1 288	1 231
Prepaid and other current assets		445	371

Total current assets		4 103	4 939

Property, plant and equipment, net		2 920	2 963
Goodwill		1 396	1 358
Other intangible assets, net	4	648	647
Financial investments	2	800	147
Other assets		1 018	1 044

Total assets		10 885	11 098

Liabilities and shareholders’ equity
Current liabilities
Accounts payable		548	528
Short-term debt		505	259
Income taxes payable		161	152
Accruals and other current liabilities		751	841

Total current liabilities		1 965	1 780

Long-term debt		2 940	3 187
Deferred income taxes		419	407
Other liabilities		1 358	1 417

Total liabilities		6 682	6 791

Minority interest		63	62

Shareholders’ equity	6
Common stock (i)		212	433
Additional paid-in capital		4 129	4 210
Retained earnings		742	541
Accumulated other comprehensive income (loss)		(445)	(493)
Treasury stock, at cost (ii)		(498)	(446)

Total shareholders’ equity		4 140	4 245

Total liabilities and shareholders’ equity		10 885	11 098

(i)	Par value CHF 3 per share (December 31, 2003: par value CHF 6 per share), 80 826 617 shares authorized and 70 826 617 shares issued at June 30, 2004; 82 130 117 shares authorized and 72 130 117 shares issued at December 31, 2003.

(ii)	June 30, 2004: 4 894 207 treasury shares; December 31, 2003: 4 363 901 treasury shares.

See notes to condensed consolidated financial statements

11

www.cibasc.com	Ciba Specialty Chemicals
Half Year Report 2004

Consolidated statements of cash flows (unaudited)
(in millions of Swiss francs)

Six months ended June 30,	2004	2003
Cash flows from operating activities
Net income	201	193
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation and amortization	183	180
Deferred income taxes	(7)	3
Unremitted earnings of equity affiliates	3	1
Minority interest and other non-cash items, net	45	(13)
Changes in operating assets and liabilities:
Accounts receivable, net	(120)	(111)
Inventories	(65)	(51)
Accounts payable	21	4
Other operating assets and liabilities	(139)	38

Net cash provided by operating activities	122	244

Cash flows from investing activities
Capital expenditures	(110)	(88)
Proceeds from sale of assets	2	20
Sale (acquisition) of businesses, net of cash (i)	(684)	(71)
Loans and other long-term assets	(4)	5

Net cash used in investing activities	(796)	(134)

Cash flows from financing activities
Increase (decrease) in short-term debt, net	(12)	25
Proceeds from long-term debt	2	738
Repayments of long-term debt	(4)	(229)
Capital reduction paid	(197)	(206)
Treasury stock transactions	(171)	(45)

Net cash provided by (used in) financing activities	(382)	283

Effect of exchange rate changes on cash and cash equivalents	(20)	(16)

Net increase (decrease) in cash and cash equivalents	(1 076)	377
Cash and cash equivalents, beginning of year	2 386	2 361
Cash and cash equivalents, end of June	1 310	2 738

Supplemental cash flow information
Cash paid for interest	(133)	(82)
Cash paid for income taxes	(68)	(49)

(i)	Sale (acquisition) of businesses, net of cash, includes cash paid for acquisitions and, in 2003 consists primarily of cash payments for separation and transaction taxes attributable to the divestment of the Performance Polymers business.

See notes to condensed consolidated financial statements

12

Ciba Specialty Chemicals	www.cibasc.com
Half Year Report 2004

Condensed business segment data (unaudited)
(in millions of Swiss francs)

			Water &		Home &
	Plastic	Coating	Paper	Textile	Personal		Consoli-
	Additives	Effects	Treatment	Effects	Care	Corporate	dated
Six months ended June 30, 2004
Net sales	904	950	690	691	170		3 405
EBITDA	161	213	85	72	24	(42)	513
Depreciation and amortization	45	52	41	27	12	6	183

Operating income	116	161	44	45	12	(48)	330

Interest expense						(70)	(70)
Interest income						13	13
Other financial expenses, net						(14)	(14)
Provision for income taxes						55	55
Minority interest						3	3

Net income							201

Six months ended June 30, 2003
Net sales	879	911	677	729	183		3 379
EBITDA	146	207	89	76	30	(41)	507
Depreciation and amortization	46	47	41	30	12	4	180

Operating income	100	160	48	46	18	(45)	327

Interest expense						(66)	(66)
Interest income						18	18
Other financial expenses, net						(11)	(11)
Provision for income taxes						72	72
Minority interest						3	3

Net income							193

The Company is organized into five reporting segments: Plastic Additives, Coating Effects, Water & Paper Treatment, Textile Effects and Home & Personal Care. The Company’s reporting segments develop, manufacture and market different products, services and solutions. They are managed separately because each segment has different customer markets and requires different technology and marketing strategies. The same accounting policies are consistently applied to reportable segments across the Company and all segments generate revenue in the same manner. Reported sales reflect only sales to third parties. Intersegment sales are not material.

     The Company evaluates the performance of its reportable segments based on operating income as well as EBITDA, which for the Company’s Segments is calculated as operating income plus depreciation and amortization. EBITDA is a non-United States Generally Accepted Accounting Principles (“U.S. GAAP”) supplementary financial indicator, the use of which is discussed in the Company’s Annual Report for the year ended December 31, 2003, as filed on Form 20-F with the U.S. Securities and Exchange Commission.

Description of segments

The segment Plastic Additives develops, manufactures and markets products and provides services to the plastic and lubricant industries. The Segment’s products are additives, which are ingredients added in small quantities to polymers and lubricants that prevent aging and corrosion and help improve appearance, durability and performance of finished goods such as polyolefins and engineering plastics as well as high-performance motor oils and industrial lubricants. The Segment’s service business provides customers with product application solutions.

     The segment Coating Effects is a leading global manufacturer of organic pigments and functional dyes as well as the leading supplier of photoinitiators and lightstabilizers to the coatings, graphic arts and electronic industries. The Segment develops, manufactures and markets additives, pigments and functional dyes as well as additive and pigment concentrates, for the coatings, printing, imaging, electronic, information storage, plastics and fibers industries. The end-user markets for its products and services are, among others, the automotive, packaging, publication, electronics, construction, photographic and digital printing industries.

     The segment Water & Paper Treatment serves the paper and water treatment industries. The Segment offers products and services to the global paper and board industry focused on increasing mill productivity as well as “effect chemicals” which provide solutions for its customers in order to determine appearance, handling and performance of the paper or board. The Segment’s research and development operations are designed to bring new and unique products and services to the global paper industry. The Segment also offers products and services used to treat the water streams in industrial and municipal applications and to improve the efficiency of mineral and oil processing as well as soil additives and specialty monomers.

     The segment Textile Effects serves the textile industry, offering dyes and chemicals, services and integrated solutions to customers along the whole textile value chain. The Segment’s products include dyes and chemicals for dyeing and printing of almost all textile fibers, optical brighteners and textile finishing products for protection and easy-care. Services offered by the Segment include color matching via the Internet and technical consultancy regarding textile color and effects management for international brand houses and retailers.

     The segment Home & Personal Care is one of the leading global manufacturers of whiteners and a leading supplier of antimicrobials to the personal care market. It develops, manufactures and markets products for home and personal care end-use industries. Among its broad product offerings are whiteners for detergents, hygiene effects for a variety of home and personal care products, UV absorbers for sunscreens and innovative hair dyes.

See notes to condensed consolidated financial statements

13

www.cibasc.com	Ciba Specialty Chemicals
Half Year Report 2004

Notes to condensed consolidated financial statements (unaudited)
(in millions of Swiss francs, except share and per share data)

1. Basis of presentation

These condensed consolidated financial statements have been prepared from the unaudited records of Ciba Specialty Chemicals Holding Inc. and its subsidiaries (the “Company”) in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”) for interim financial information and accordingly, do not include all information and footnotes required by U.S. GAAP for complete financial statements. For further information refer to the Notes to Consolidated Financial Statements included in the Financial Review of the 2003 Annual Report. In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary to present fairly the consolidated statements of income, balance sheets and cash flows for the interim periods presented. Certain minor reclassifications to the 2003 financial statements have been made to conform to the 2004 presentation.

2. Acquisitions

Effective May 31, 2004, the Company completed the acquisition of Raisio Chemicals Oy, from Raisio Group Oy, for a purchase price of approximately EUR 475 million (CHF 722 million) comprising cash paid of EUR 432 million (CHF 655 million) and debt assumed. Raisio Chemicals, headquartered in Turku, Finland supplies functional paper chemicals to the global paper and board industry. The acquisition strengthens the Segment Water and Paper Treatment’s position as a top-tier supplier in the global paper industry and provides further ‘one-stop-shop’ solutions for the Segment’s customer base, while also establishing a solid presence for the Company in Nordic and Russian markets.

     The acquisition has been accounted for under the purchase method. The Company is currently in the process of determining the fair values of the assets acquired and liabilities assumed, and finalizing the restructuring activities that were planned in connection with the acquisition. Consequently, the final purchase price, as well as the allocation of such price to assets acquired and liabilities assumed are subject to revision.

3. Inventories

	(unaudited)
	June 30,	December 31,
	2004	2003
Raw materials	179	159
Work in process and finished goods	1 109	1 072

Total	1 288	1 231

Work in process and finished goods are shown net of allowances for obsolete, slow-moving and lower of cost or market adjustments of CHF 47 million as of June 30, 2004 and CHF 50 million as of December 31, 2003.

4. Other intangible assets

Other intangible assets by major class consist of the following:

	Gross		Net
	carrying	Accumulated	carrying
June 30, 2004 (unaudited)	value	amortization	value
Developed technology and know-how	773	(168)	605
Patents	38	(11)	27
Trademarks and tradenames	3	(1)	2
Minimum pension liability – intangible asset	10		10
Other	6	(2)	4

Total	830	(182)	648

December 31, 2003
Developed technology and know-how	752	(150)	602
Patents	35	(9)	26
Trademarks and tradenames	4	0	4
Minimum pension liability – intangible asset	10		10
Other	8	(3)	5

Total	809	(162)	647

The intangible asset related to the minimum pension liability is not subject to amortization. For the remaining other intangible assets, for the first six months of 2004, amortization amounted to CHF 17 million (2003: CHF 16 million). Based on the other intangible asset values at June 30, 2004, the estimated future annual other intangible asset amortization expense is expected to be as follows: 2004: CHF 35 million, 2005: CHF 34 million, 2006: CHF 34 million, 2007: CHF 33 million, 2008: CHF 33 million, 2009 and thereafter CHF 486 million.

5. Retirement benefits

The components of net periodic benefit costs for the Company’s pension and other postretirement benefit plans for the six month periods ended June 30, 2004 and 2003 were as follow:

			Other post-
	Pension benefits		retirement plans
	2004	2003	2004	2003
Service cost	43	42	1	1
Interest cost	89	85	2	2
Expected return on plan assets	(104)	(105)	0	0
Amortization of prior service cost	1	1	0	0
Other (gains), losses and amortization, net	0	(4)	0	0

Net periodic benefit cost	29	19	3	3

14

Ciba Specialty Chemicals	www.cibasc.com
Half Year Report 2004

Notes to condensed consolidated financial statements (unaudited)
(in millions of Swiss francs, except share and per share data)

6. Shareholders’ equity

At the Company’s Annual General Meeting on February 26, 2004, the shareholders approved a payment to the shareholders in the form of a capital reduction of CHF 3 per share. The capital reduction was in the form of a reduction in the nominal value of each common share from CHF 6 per share to CHF 3 per share. The capital reduction payment was made on May 14, 2004, totaling CHF 197 million (2003: CHF 206 million paid on May 23, 2003).

     The Annual General Meeting also approved the cancellation of 1 303 500 shares of treasury stock purchased in 2003 under the Company’s share buyback program.

     The Company purchased, net of sales, 1 833 806 shares of treasury stock in the first half of 2004 (purchased, net of sales, 506 764 shares in the first half of 2003) at market prices or, in the instance of sales of treasury stock in connection with the Company’s employee stock plans, at the respective exercise prices.

     The components of accumulated other comprehensive income (loss) in the accompanying consolidated balance sheets are as follows:

	(unaudited)
	June 30,	December 31,
	2004	2003
Currency translation adjustment	(367)	(416)
Minimum pension liability, net of tax	(79)	(79)
Other, net of tax	1	2

Accumulated other comprehensive income (loss)	(445)	(493)

The components of comprehensive income for the six-month periods ended June 30, 2004 and 2003 are as follows:

Six months ended June 30,	2004	2003
Net income	201	193
Change in currency translation adjustment	49	(66)
Other	(1)	(2)

Total comprehensive income	249	125

7. Earnings per share

For the six months ended June 30, 2004 there was no difference between the weighted average number of shares outstanding for the purposes of computing basic and diluted earnings per share. For the six months ended June 30, 2003, the difference of 3 461 399 in the weighted average number of shares outstanding for the purposes of computing diluted earnings per share was due to the inclusion of the dilutive effect of the assumed conversion of the 1.25 percent convertible bonds, issued July 1998 and repaid July 2003.

     For the six months ended June 30, 2004 the calculation of diluted earnings per share excluded 1 802 345 stock options outstanding (2003: 2 116 198 options), which have exercise prices between CHF 83 and CHF 179 (2003: CHF 83 and CHF 179), as their inclusion would have been antidilutive.

8. Contingencies

Contingencies

The Company operates in countries where political, economic, social, legal and regulatory developments can have an impact on the operational activities. The effects of such risks on the Company’s results, which arise during the normal course of business, are not foreseeable and are therefore not included in the accompanying financial statements.

     In the ordinary course of business, the Company is involved in lawsuits, claims, investigations and proceedings, including product liability, intellectual property, commercial, environmental, and health and safety matters. Although the outcome of any legal proceedings cannot be predicted with certainty, management is of the opinion that there are no such matters pending which would be likely to have any material adverse effect in relation to its business, financial position or results of operations.

     In connection with the Company’s divestment of the Performance Polymers Business in 2000, Vantico (now owned by the Huntsman Group) initiated arbitration proceedings against the Company as a result of a dispute over an agreement with a third party and a pensions-related lawsuit that, while ruled in favor of the Company’s pension fund, is expected to be appealed to a supreme court. Although the outcome of these matters cannot be predicted with certainty, management is of the opinion that they will not have any material adverse effect on the financial position or results of operations of the Company.

     In connection with its Toms River, New Jersey site in the United States, the Company’s subsidiary in the United States received a claim from the New Jersey Department of Environmental Protection for alleged natural resource damages (see “Environmental Matters” below). In connection with certain polyacrylamide products, the Company’s subsidiary in the United States has been named as one of the defendants in two class action lawsuits in West Virginia (see “Litigation Matters” below).

Guarantees

In the normal course of business, the Company has provided guarantees to third parties. The Company estimates that the fair value of these guarantees is not material and does not expect to incur losses as a result of these guarantees. As of June 30, 2004, the Company has provided guarantees to third parties for indebtedness of others of approximately CHF 9 million of which CHF 7 million expire in 2004, CHF 1 million expire in 2005 and CHF 1 million thereafter.

     In connection with past divestments of businesses, the Company has issued certain indemnifications to the purchasers of those businesses related to the past actions of the Company in the area of compliance with environmental and tax regulations. At June 30, 2004 the Company had issued CHF 33 million of environmental indemnifications that decrease to CHF 23 million in 2008 and which expire in 2009. In addition, the Company has outstanding environmental indemnifications that were issued to the purchaser of its Performance Polymers business, which was sold in May 2000. These environmental indemnifications are further discussed in the ‘Environmental Matters’ section below. The Company has issued certain tax indemnifications in connection with divestments of businesses and in connection with certain debt financing arrangements of the Company, that are unlimited in amount and, in certain instances, in time. As of June 30, 2004, the Company has recorded a liability related to the environmental indemnifications in the amount of CHF 12 million (December 31, 2003: CHF 12 million) and for the tax indemnifications a liability has been recorded in the amount of CHF 1 million (December 31, 2003: CHF 1 million).

Taxes

The Company’s provision for income taxes for the six month period ended June 30, 2004 has been reduced by CHF 15 million resulting from the release of previously established reserves following the settlement during the 2nd quarter of 2004 of certain outstanding tax matters.

Environmental matters

Operating in the chemical industry, the Company is subject to stringent environmental, health and safety laws and regulations. It is the Company’s policy to continuously develop and improve the environmental performance of key manufacturing processes through an active program to address environmental matters. In addition to process improvements, the Company uses advanced waste treatment and disposal facilities at all major manufacturing sites that allow the sites to comply with recent laws and regulations applicable to waste streams. In management’s opinion, the Company substantially complies with all such laws.

15

www.cibasc.com	Ciba Specialty Chemicals
Half Year Report 2004

Notes to condensed consolidated financial statements (unaudited)
(in millions of Swiss francs, except share and per share data)

     In the agreement on the Company’s spin-off from Novartis, Novartis agreed to reimburse the Company 50 percent of United States environmental liabilities arising from past operations of the Company in excess of the agreed reserves. Outside the United States, environmental liabilities are allocated between Novartis and the Company based on the ownership of the site or, if environmental liabilities do not relate to production sites or these are not owned by either entity, according to the polluter pays principle. If causation between the parties cannot be determined, costs are shared equally. The agreement with Novartis is not subject to any time or amount limits but could terminate for certain liabilities in the United States (i) upon a sale of substantially all of the Company’s assets, (ii) upon a change in control of the Company, or (iii) for individual facilities, upon the sale of the facility (unless the Company retains responsibility for any clean-up at such site).

     The contractual terms of the sale of the Performance Polymers business stipulate that, in general, the Company will retain responsibility for environmental claims relating to the operations of the Performance Polymers business prior to May 31, 2000, whereby damages for remediation in connection with sites outside the United States shall cover only 80 percent of the respective costs. The responsibility with respect to any non-United States sites covers environmental liabilities incurred within fifteen years from May 31, 2000 and is limited to CHF 75 million. With respect to any such environmental liabilities in the United States, the Company’s obligation to indemnify is unlimited in time or amount. Novartis’ environmental indemnification obligations to the Company described above are not affected by the sale of the Performance Polymers business.

     The Company continues to participate in environmental assessments and clean-ups at a number of locations, including operating facilities, previously owned facilities and United States Superfund sites. The Company accrues reserves for all known environmental liabilities for remediation costs when a clean-up program becomes probable and costs can be reasonably estimated. Clean-up of the most significant sites has been or is nearly completed, except as described in the following paragraphs.

     At its Toms River, New Jersey remediation site, the Company’s subsidiary in the United States is engaged in a large bio-remediation project that is expected to take up to eight years to complete. Based on management’s current estimates, the Company’s environmental provisions are adequate to cover the expected costs to complete this remediation plan.

     In October 2003, the Company’s subsidiary in the United States received a letter from the New Jersey Department of Environmental Protection (“NJDEP”) seeking to begin discussions on natural resource damage liability issues (“NRDs”) at the Toms River Site for alleged injury to groundwater. The subsidiary is engaged in on-going settlement discussions with the State to see if it can reach a mutually beneficial settlement to avoid litigation. If a mutual agreement cannot be reached and NJDEP decides to initiate litigation, the Company believes that it has significant defenses to these potential NRD claims.

     The planning for the total remediation of the waste disposal site in Bonfol, Switzerland, which was closed in 1976, is ongoing. The responsibility for the remediation lies with eight chemical enterprises including among others the Company. The responsible companies cooperate with the governmental authorities to define the necessary measures in view of a final remediation of the site. The planning and remediation effort could require up to fifteen years to complete. In management’s opinion, based on the current remediation plans, the Company’s environmental provisions are adequate to cover the Company’s share of the expected costs to complete the remediation at this site.

     In the Basel region, several landfills (Switzerland, France and Germany) contain chemical waste besides other industrial and household wastes. Presently eleven landfills are the subject of investigations carried out with the authorities by the “Interessengemeinschaft Deponiesicherheit Regio Basel”, an association of the involved pharmaceutical and chemical enterprises (including the Company). As of June 30, 2004, no remedial actions have been defined or required in a legally binding form.

     In management’s opinion, the environmental reserves accrued are sufficient to meet all currently known and estimable environmental claims and contingencies. Because of the nature of the Company’s operations, however, there can be no assurance that significant costs and liabilities from ongoing or past operations will not be incurred in the future. In addition, environmental clean-up periods are protracted in length and environmental costs in future periods are subject to changes in environmental remediation regulations.

Litigation matters

Two class action lawsuits have been filed against Company’s subsidiary in the United States and other chemical suppliers in two separate state courts in West Virginia relating to the sales of certain products to coal preparation plants. In both cases, plaintiffs claim, on behalf of a class of all workers in coal preparation plants, that these workers are entitled to medical monitoring for exposure to residual acrylamide from the use of polyacrylamide products supplied by the defendants.

     Based on knowledge and use of acrylamide in its own manufacturing operations for several years, the Company does not believe that these claims have merit. However, if any liability were found, there most likely would be a sharing of the liability among many of the defendants, although it is too soon to assess what share any defendant would have of that liability, if any. Finally, the Company has sufficient insurance coverage for these claims to prevent them from having a material adverse effect on its financial position or results of operations.

16

Ciba Specialty Chemicals	www.cibasc.com
Half Year Report 2004

Notes

17

www.cibasc.com	Ciba Specialty Chemicals
Half Year Report 2004

Notes

Contact

Ciba Specialty Chemicals Inc.	Group Communications	Investor Relations
Klybeckstrasse 141	For media inquiries,	For investor or analyst inquiries,
CH-4002 Basel	please contact:	please contact:
Switzerland
Tel. +41 61 636 1111	Headquarters	Headquarters
Fax +41 61 636 1212	Switzerland	Switzerland
	Thomas Gerlach	Matthias A. Fankhauser
Internet Address	Tel. +41 61 636 4444	Tel. +41 61 636 5081
www.cibasc.com	Fax +41 61 636 3019	Fax +41 61 636 5111

	United States	Siegfried Schwirzer
	Kevin Bryla	Tel. +41 61 636 5084
	Tel. +1 914 785 2692	Fax +41 61 636 5111
Fax +1 914 785 2211

Japan
	Chisato Akamatsu	Share Register
	Tel. +81 3 5403 8220	To report shareholder
	Fax +81 3 5403 8223	address or other changes,
please contact:
Singapore
	Yvonne Chan	Share Register
	Tel. +65 6890 6130	Ciba Specialty Chemicals Holding Inc.
	Fax +65 6890 6107	P.O. Box
CH-4002 Basel
	United Kingdom	Switzerland
	Patrick Gorman	Tel. +41 61 636 5791 or
	Tel. +44 1625 888 288	+41 61 636 3559
	Fax +44 1625 619 002	Fax +41 61 636 5243

This report is published in both English and German.
© Ciba Specialty Chemicals Inc. 2004

Ciba Specialty Chemicals Inc.

Klybeckstrasse 141 CH-4002 Basel Switzerland	Value beyond chemistry